Filed by ITC^DeltaCom, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

September 8, 2004	Subject Company: ITC^DeltaCom, Inc. Commission File No. 0-23253

Dear Valued ITC^DeltaCom Shareholder:

During the past year, we have worked extremely hard to refine our leadership position in the competitive communications industry. We have moved quickly to integrate the ITC^DeltaCom and BTI operations to realize cost savings, implement process improvements that increase our efficiency, and continue to develop simplified, cost-effective products and services that set us apart from our competitors.

Today, we are pleased to announce that ITC^DeltaCom has signed definitive merger agreements with Florida Digital Network, Inc., d/b/a/ FDN Communications, Inc. (FDN), and NT Corporation, the parent company of Network Telephone Corp. The combined company will operate under the name ITC^DeltaCom, with assets including more than 450 colocations, 635,000 retail voice lines in service, 122,000 business customers, and approximately $800 million in revenue.

Together, we create an even more powerful entity to compete with other providers. FDN and Network Telephone have solid track records. The companies will bring a combined total of $15 million of EBITDA (after adjustments to conform to accounting policies), $25 million of cash and no significant debt to the combined company, providing for immediate de-leveraging and further strengthening ITC^DeltaCom’s liquidity and credit profiles.

These opportunities will broaden our facilities-based market coverage, enhance our portfolio of communications solutions, and provide for additional network and operational efficiencies—all critical components in building stability and reinforcing our leadership position in the Southeast. These transactions will create a new level of network strength, expertise and resources, well positioning ITC^DeltaCom as the region’s largest integrated communications provider.

As we’ve communicated in the past, a key component of ITC^DeltaCom’s business strategy includes identifying selective M&A opportunities to build a successful future for our company. We believe this combination clearly builds on the expertise and strengths of the three companies and provides a platform on which we can continue to deliver on our stated mission—to be the premier provider of integrated telecommunications and technology services to customers in the southeastern United States.

Please take a moment to review the Transaction Information Sheet on our corporate Web site, where you will find additional details on each of the companies and these transactions. If you have additional questions, please contact our Investor Relations Department at 706-385-8104.

We look forward to updating you as we move forward, and thank you for your ongoing support.

Sincerely,

Larry Williams Chairman & CEO ITC^DeltaCom, Inc.

ADDITIONAL INFORMATION ABOUT THE TRANSACTIONS

ITC^DeltaCom will file with the SEC registration statements on Form S-4, which will contain a proxy statement/prospectus of ITC^DeltaCom with respect to each proposed transaction, as well as other relevant documents concerning the proposed transactions. Investors are urged to read the proxy statement/prospectus for each transaction when it becomes available and any other relevant documents filed with the SEC, because they will contain important information. The proxy statement/prospectus will be mailed to stockholders of ITC^DeltaCom prior to their stockholder meeting. In addition, interested parties will be able to obtain the Form S-4 registration statements, including the exhibits filed therewith, free of charge at the Web site maintained by the SEC at www.sec.gov. The proxy statement/prospectus and these other documents also may be obtained free of charge from ITC^DeltaCom by directing a request to 1791 O.G. Skinner Drive, West Point, Georgia 31833, Attn: Investor Relations.

ITC^DeltaCom and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ITC^DeltaCom in connection with the proposed transactions. Information about directors and executive officers of ITC^DeltaCom and their ownership of ITC^DeltaCom common stock and other ITC^DeltaCom voting securities is included in ITC^DeltaCom’s proxy statement for its 2004 annual meeting of stockholders, which it filed with the SEC on April 1, 2004. This document is available free of charge at the Web site maintained by the SEC at www.sec.gov and from ITC^DeltaCom as described above. Additional information regarding interests in the transaction of participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding each proposed transaction when it becomes available.